                                                                     EXHIBIT 5.1


                    DBT ONLINE, INC. (NASDAQ: DBTO) ACQUIRES
                    THE INFORMATION CONNECTIVITY GROUP, INC.


                                                                Company contact:
                                                                     Tim Leonard
                                                         Vice President, Finance
                                                                  (800) 279-7710




         August 5, 1997 - DBT Online, Inc. (Nasdaq: DBTO) announced today that it completed the acquisition of The Information Connectivity Group, Inc. ("ICON") of Norcross, Georgia. ICON is a provider of database services to the insurance industry.

         Hank Asher, President and CEO of DBT Online said, "We are excited about this acquisition and the addition of Andy Perlmutter, ICON's President, to our management team. ICON has substantial experience in marketing database services to the insurance industry." Mr. Asher continued, "This acquisition presents additional opportunities for us to offer the strength of our databases to customers to battle insurance fraud."

         DBT Online, Inc. operates its business through Database Technologies, Inc. ("DBT") and Patlex Corporation ("Patlex"). Patlex is engaged in the exploitation and enforcement of two laser patents. DBT is an on-line provider of integrated database services and related reports primarily to law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies.